Exhibit 99.2

Mercurity Fintech Holding Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MFH)

Form of Proxy for Annual Shareholder Meeting

to be held on November 21, 2022
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Mercurity Fintech Holding Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.00001 per share (the “Shares”), to be exercised at the annual general meeting of shareholders of the Company (the “Annual Shareholder Meeting”) to be held at Room 1215, Xin’nan Block No.2, Yuehai Street, Nanshan District, Shenzhen, 518000, Guangdong Province, People’s Republic of China on November 21, 2022 at 9:30 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual Shareholder Meeting.

Only the holders of record of the Shares at the close of business on October 4, 2022 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice of and to vote at the Annual Shareholder Meeting in respect to the matter requiring shareholders’ vote at the Annual Shareholder Meeting. The necessary quorum of the Annual Shareholder Meeting shall be not less than one-third in nominal value of the total issued voting shares in the Company. This Form of Proxy and the accompanying Notice of Annual Shareholder Meeting are first being mailed to the shareholders of the Company on or about October 24, 2022.

The Shares represented by all properly executed proxies returned to the Company will be voted at the Annual Shareholder Meeting as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the Annual Shareholder Meeting, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Annual Shareholder Meeting. However, if any other matter properly comes before the Annual Shareholder Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Room 1215, Xin’nan Block No.2, Yuehai Street, Nanshan District, Shenzhen, 518000, Guangdong Province, People’s Republic of China , or (ii) by voting in person at the Annual Shareholder Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Room 1215, Xin’nan Block No.2, Yuehai Street, Nanshan District, Shenzhen, 518000, Guangdong Province, People’s Republic of China as soon as possible and in any event no later than 48 hours before the time of the Annual Shareholder Meeting.

Mercurity Fintech Holding Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MFH)

Form of Proxy for Extraordinary General Meeting

to be held on November 21, 2022
(or any adjourned or postponed meeting thereof)

I/We__________________________of ____________________________, being the registered holder of ________________________ordinary shares, par value US$0.00001 per share, of Mercurity Fintech Holding Inc. (the “Company”), hereby appoint the Chief Executive Officer of the Company1 or ___________________________ of ______________________________as my/our proxy to attend and act for me/us at the Annual Shareholder Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Room 1215, Xin’nan Block No.2, Yuehai Street, Nanshan District, Shenzhen, 518000, Guangdong Province, People’s Republic of China on November 21, 2022 at 9:30 a.m. (Beijing time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

1.	To elect eleven (11) to serve on the Company’s Board of Directors until the next annual shareholders meeting and until their successors are duly elected and qualified:
	Name	Title	FOR[2]	AGAINST[2]	ABSTAIN[2]
	Shi Qiu	Director
	Huahui Deng	Director
	Xiang Qu	Independent Director
	Er-Yi Toh	Independent Director
	Cong Huang	Independent Director
	Keith Tan Jun Jie	Director
	Alan Curtis	Chairman of the Board and Independent Director
	Daniel Kelly Kennedy	Director
	Zheng Cui	Independent Director
	Qian Sun	Director
	Hui Cheng	Independent Director

No.	RESOLUTIONS	FOR[2]	AGAINST[2]	ABSTAIN[2]
2.

To approve a reverse stock split (the “Reverse Split”) of the Company’s issued ordinary shares at a ratio of not less than one (1)-for-three hundred sixty (360) and not more than one (1)-for-seven hundred twenty (720), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board,

or any duly constituted committee thereof, in its discretion.

1.If any proxy other than the Chief Executive Officer of the Company is preferred, strike out the words “the Chief Executive Officer of the Company or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

2 IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

No.	RESOLUTIONS	FOR[2]	AGAINST[2]	ABSTAIN[2]
3.

Subject to the Shareholders’ approval of Proposal Two and the Board’s implementation of the Reverse Split, to suspend the trading of the Company’s American

Depositary Receipts / Shares (“ADRs”), terminate the deposit agreement for the ADRs among the Company, its depositary bank, Citibank, N.A. (the “Depositary”),

and the holders and beneficial owners of the Company’s ADRs, the exchange of ADRs for the corresponding ordinary shares of the Company and commence trading of the Company’s ordinary shares on the Nasdaq Stock Market upon the effectiveness of the Reverse Split.

2 IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

Signature[3]:

Dated _______________, 2022

3 This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.